Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

	Year Ended June 30		Six Months Ended December 31	Years Ended December 31
	2011	2012	2012	2013	2014	2015
Earnings
Earnings Before Income Taxes	$3,015,311	$1,764,898	$997,275	$2,023,341	$3,129,966	$2,284,045
Less: Equity in Earnings of
Unconsolidated Affiliates, Net of
Dividends	(396,755)	(243,121)	(200,833)	(285,263)	(214,979)	(49,693)
Less: Capitalized Interest
Included in Interest Expense Below	(7,211)	(20,869)	(11,548)	(16,434)	(17,863)	(10,761)
Less: Noncontrolling Interest	17,573	(18,387)	(2,184)	(11,868)	(4,553)	3,089
Total Earnings	2,628,918	1,482,521	782,710	1,709,776	2,892,571	2,226,680
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	482,298	441,765	212,527	412,810	336,633	307,941
Capitalized Interest	7,211	20,869	11,548	16,434	17,863	10,761
Total Interest Expense	489,509	462,634	224,075	429,244	354,496	318,702
Amortization of Debt Discount(1)	4,282
One Third of Rental Expenses	83,764	69,648	35,295	66,311	64,681	77,202
Total Fixed Charges	577,555	532,282	259,370	495,555	419,177	395,904
Earnings Available for Fixed Charges	$3,206,473	$2,014,803	$1,042,080	$2,205,331	$3,311,748	$2,622,584
Ratio of Earnings to Fixed Charges	5.55	3.79	4.02	4.45	7.90	6.62

(1) Effective fiscal 2012, the Company reclassified amortization of debt discount to interest expense.